SECU 17006194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

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SEC FILE NUMBER
8-68596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OTC Link LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Hudson Street, 2nd floor
(No. and street)

New York (City) **NY** (State) **10013** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bea Ordonez **212-220-2215**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Center (Address) **New York** (City) **NY** (State) **10112** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

February 27, 2017

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Bea Ordonez, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to OTC Link LLC, a wholly-owned subsidiary of OTC Markets Group Inc., (hereafter referred to as the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

Bea Ordonez
Chief Financial Officer

Subscribed and sworn to before me this
27th day of February, 2017

Wioleta Lisowska

NOTARY PUBLIC

WIOLETA LISOWSKA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6339930
Qualified in New York County
Commission Expires Apr. 4, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of OTC Link LLC:

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc.) as of December 31, 2016, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of OTC Link LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3, the financial statements include significant allocations from OTC Markets Group Inc. and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2017

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of OTC Link LLC:

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc.) as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of OTC Link LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3, the financial statements include significant allocations from OTC Markets Group Inc. and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

Deloitte & Touche LLP

February 27, 2017

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2016
(in thousands)

Assets		
Cash	$	5,832
Accounts receivable from subscribers, net of allowance for doubtful accounts of $24		1,653
Due from affiliates		29
Other assets		18
Total Assets	$	7,532
Liabilities and Member's Equity		
Accounts payable	$	253
Accrued expenses and other liabilities		717
Due to affiliates		560
Deferred revenue		409
Total Liabillties		1,939
Member's Equity		5,593
Total Liabilities and Member's Equity	$	7,532

See accompanying notes to statement of financial condition

NOTE 1. DESCRIPTION OF BUSINESS

Overview

OTC Link LLC (the "Company") is a broker-dealer member of the Financial Industry Regulatory Authority ("FINRA") and operates an Alternative Trading System ("ATS") that is registered with the Securities and Exchange Commission ("SEC"). The Company is a wholly-owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member").

On June 1, 2012, the Company began operating the OTC Link ATS interdealer quotation and messaging system. OTC Link ATS directly links a diverse network of leading U.S. broker-dealers providing liquidity and execution services in a wide spectrum of U.S. and global securities. OTC Link ATS's real-time price transparency and connectivity offers broker-dealers control of trades and choice of counterparties so they can efficiently provide best execution, attract order flow and comply with FINRA and SEC regulations.

The Company generates revenues by offering a suite of subscription based quotation and trade-messaging services to a diverse network of broker-dealers operating as market makers, agency brokers and Alternative Trading Systems, including Electronic Communication Networks ("ECNs").

FINRA has granted the Company an exemption from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine eligible securities under FINRA Rules 6183, 6625, and 6731, provided the Company continues to meet the criteria specified in the rules.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;
- Receiving or holding securities or funds of clients; or
- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts. Actual results could differ from management's estimates.

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers. The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts. When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

Income Taxes

The Company is a single member limited liability company, therefore no provision for federal or state income taxes is included in the accompanying statement of financial condition. OTC Markets Group is responsible for such taxes based on its share of the Company's income.

Fair Value

Cash, accounts receivable, due from affiliates, accounts payable, accrued expenses and due to affiliates are measured at carrying value, which approximates fair value due to the short term nature of these balances.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective June 1, 2012, and amended March 3, 2014 and February 23, 2016, OTC Markets Group provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e. Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group pursuant to the Service Agreement. The Service Agreement allocates costs to the Company that approximate the costs the Company would incur operating as an independent company, however the statement of financial condition may not be indicative of the Company's future performance and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented. To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying statement of financial condition.

The Company has recorded a $29 receivable from affiliates for OTC Link accounts receivables from subscribers collected by the Member and a $560 payable to affiliates for service fees as of December 31, 2016 that are included in *due to/from affiliates* in the accompanying statement of financial condition.

(in thousands)

NOTE 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $5 or 6⅔% of aggregate indebtedness. As of December 31, 2016 the Company had net capital of $3,893, which is $3,764 in excess of its minimum net capital requirement of $129.

In accordance with the Company's Membership Agreement with FINRA, the Company operates pursuant to an exemption from the SEC Rule 15-c3. The Company meets the requirements for an exemption pursuant to SEC Rule 15-c3(k)(2)(i), because it does not hold customer funds or safe keep customer securities.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During 2016, the Company made six equity distributions to the Member, $700 in March, $300 in April, $500 in June, $400 in August, $500 in October, and $200 in November.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no current, past, pending or threatened legal proceedings or administrative actions either by or against the Company that could have a material effect on its business, financial condition or operations. The Company is not a party to any past or pending trading suspensions by a securities regulator.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the February 27, 2017, the date the accompanying statement of financial condition was issued.

On January 30, 2017, the Company made an equity distribution to the Member of $250.

* * * * * *